Contact

www.linkedin.com/in/
parkervanessa (LinkedIn)
www.pinkboss.com (Company)

Top Skills

Youth Engagement
New Business Development
Brand Development

Languages

English

Honors-Awards

Who's Who in Black Atlanta 14th
Edition

Vanessa Parker

Organizational Consultant| Facilitator | Founder
Tampa, Florida, United States

Summary

Versatile Organizational Consultant and Project Manager with
extensive experience in helping businesses improve performance
and productivity. As a Leadership and Development Trainer, I
specialize in customer service, leadership development, empathy,
and designing effective onboarding programs. My background in
project management allows me to successfully manage complex
projects across various domains, ensuring seamless execution,
timely delivery, and alignment with organizational goals. With a
focus on building high-performance teams and cultivating strong
relationships, I leverage my expertise in both strategy and execution
to drive measurable outcomes. Passionate about creating positive
organizational cultures and providing tailored solutions that foster
growth, efficiency, and innovation.

Experience

Pump For Joy
Co-Founder & COO
April 2025 - Present (7 months)

The Benoit Group
Director of Learning and Development
August 2023 - Present (2 years 3 months)
Atlanta, Georgia, United States

Onboarding & Training Programs
- Created and implemented an onboarding training program for Dorchester
Management II and The Benoit Group, ensuring smooth integration for new
hires.
- Developed and launched a comprehensive Customer Service Training
program for Dorchester Management II, which was successfully implemented
across all properties.

Team Building & Professional Development

- Organized and facilitated Maintenance Supervisor and Technician training sessions, incorporating team-building activities to enhance collaboration.
- Established and distributed the TBG Buzz company newsletter to keep the team informed and engaged.
- Launched and completed the first "Leading with Impact" 3-month cohort, focusing on leadership development.

Training & Process Optimization
- Updated and improved onboarding processes to include clear expectations.
- Assisted in optimizing the use of Paylocity and Grace Hill to streamline operations and improve efficiency.
- Worked closely with HR on hiring, retention strategies, and employee development initiatives.

Employee Engagement & Morale
- Designed and delivered company-wide customer service and empathy training to enhance the employee and client experience.
- Created and managed employee events to boost morale and foster a positive work environment.

CommunityBuild Ventures, LLC
Educational Consultant
August 2020 - Present (5 years 3 months)
Atlanta, Georgia, United States

-Facilitate and lead experiential learning sessions for organizations such as the Louisiana Department of Family and Children Services, Arthur Blank Family Foundation, PeakGrant Making, CareerRise, and the United Way of Atlanta.
-Design and deliver learning opportunities that advance racial equity-centered organizational design, fostering an inclusive and transformative environment.
-Trained in emotional self-care and community care practices, applying these skills in learning sessions to create spaces of healing and resilience.
-Focus on addressing the trauma caused by structural and institutional racism, helping individuals and communities heal through intentional practices.

Ahh Brands
Organizational Consultant
June 2020 - Present (5 years 5 months)
Tampa, FL

- Provide strategic planning, leadership development, and organizational consulting services to clients across various sectors, including digital marketing agencies, property management companies, and small businesses.
- Lead vendor management, overseeing both domestic and international vendors to ensure seamless project execution and timely delivery.
- Offer client-facing account management, building and maintaining strong relationships with clients and providing tailored solutions to meet their needs.
- Design and implement processes, procedures, and training programs for new staff and vendors to ensure operational efficiency.
- Manage a wide range of projects, including website development, event organization, brand development, graphic recording, animation, subscription box procurement, and social media marketing.

JeffWalker.com
Marketing Implementation Manager
April 2022 - January 2025 (2 years 10 months)

- Implemented marketing projects, campaigns, and launches in close coordination with the Marketing Lead. Launches averaging $500,000-1.5 million.
- Define requirements, organize remote teams, and manage resources to meet project deadlines.
- Monitor online marketing performance and recommend best practices to optimize results.
- Duplicated or created projects in Asana, follow up on scheduling deadlines, make sure team members have the information they need to complete the tasks assigned, communicate

WhatCounts
Sr. Digital Project Manager
September 2014 - June 2020 (5 years 10 months)

In this role, I was a remote employee responsible for strategically managing all aspects of project planning: scope, planning, timeline, resource allocation, time, and budget reporting for the agency team. I currently manage client projects as well as cross-company, cross-functional projects.

In this role my mission included:
- Reporting directly to the SVP, Partner Management and collaborating with all Senior Directors to provide agency services to our 200+ clients
- Assist, SVP, Partner Management with new processes and documentation

- Account manager and project manager for cross-company projects creating omnichannel solutions for customers
- Lead strategic meetings with client stakeholders and internal stakeholders to implement new processes and best practices via in-person or web-ex
- Identify gaps in the agency project management process and implement solutions
- Act as the direct liaison to the tactical project team including developers, sales, media, creative and content developers.
- Developed and facilitate training for project best practices and new agency processes
- Responsible for building and managing vendor partnerships with companies that deliver value to WhatCounts
- Provide time tracking and client project reports for retainer clients
- Project manage in-house marketing projects

Koncept Design Studio
Senior Project Manager
October 2013 - September 2014 (1 year)
Atlanta, GA

Koncept Design Studio is a full service brand and marketing agency specializing in the Multi-Family Industry.

In this role my mission was to:
- Manage the complete lifecycle of projects including developing timelines, ensuring the progression of projects and execution.
- Responsible for being the single point of contact for client projects and support for the senior sales team.
- Facilitated and lead strategic project meetings with key stakeholders.
- Conduct IT project planning and status meetings with assigned resources
- Vendor Relationship development and management

SweetJack, Cumulus Media
Director of Account Management
May 2012 - July 2013 (1 year 3 months)
Greater Atlanta Area

In this role I served as the direct contact liaison between sales, imaging, editorial, and marketing teams to deliver the highest standards of excellence. Acted as a project manager as we launched into 200 markets in less than a year.

My main focus of interest was:
- Creation and execution of new account management processes
- Grew the account management team from 3 account managers to 32 account managers.
- Created monthly goal setting and life skills training for millennial staff.
- Project managed and helped to lead the expansion of the SweetJack brand, powered by radio to over 200 markets in 8 months.
- Lead strategic planning meetings with the executive team and created an implementation plan for the account management team.
- Developed and managed vendor partnerships that added value to the brand.

American InterContinental University
New Student Coordinator
May 2004 - February 2008 (3 years 10 months)

- Responsible for managing the admissions and financial aid process for students acting as a liaison between both departments.
- Lead weekly student status meeting with the Director of Admissions and the Director of Financial Aid.
- Event Management for campus-wide events and orientations
- Assisted with strategic planning sessions for new processes and marketing initiatives.
- Project manage new programs and training for admission team

Macon Knights, af2
Corporate Partnership Manager
February 2002 - May 2004 (2 years 4 months)

Oversaw the selling and promotion of the Macon Knights arenafootball2 brand to local businesses. Promoted corporate advertising that included radio, internet marketing, media guide, arena signage, game events and team sponsorship. Developed individual marketing plans to achieve sales goals. Created new ticket sales concepts, ticket packages, and identify new target segments.Coordinated sponsor appreciation events, road trips, pre- and post sponsorship game operations.

Education

Macon State College
Bachelors of Science Marketing & Information Technology, Marketing & Information Technology · (2001 - 2004)